Exhibit 99.1

Second Quarter 2023 Earnings Presentation August 10, 2023

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

Vinci Partners Second Quarter 2023 Highlights

Vinci Partners ended the second quarter of 2023 with **R$65 bn in AUM[1]**, a 9% growth year-over-year.

R$ 65 bn
AUM[1] 2Q23

+ 9%
YoY

R$ 3.4 bn
2Q23 AUM Appreciation

In the second quarter, our Liquid Strategies and Public Market Vehicles benefitted from strong market appreciation, driving AUM growth and positioning the funds for future fundraising opportunities.

Public Market Vehicles	**The overall appreciation of our listed perpetual vehicles reached 20% this quarter.** With this performance, we expect perpetual vehicles to be more material contributors to inflows in coming quarters.
Public Equities	**The vertical appreciated by nearly 20% this quarter.** After a period of challenging market conditions, our funds are coming close to the high-water mark and in a position to start contributing to performance fees.

Vinci Partners continue to post strong growth across FRE and Adjusted DE per share, up 11% and 18% year-over-year, respectively.

Fee Related Earnings[2]
(R$ per share)


0.84
0.94
+ 11%
YoY
2Q22
2Q23

Adj. Distributable Earnings[3]
(R$ per share)


1.10
1.30
+ 18%
YoY
2Q22
2Q23

Our business has proven to be profitable even in tougher macro scenarios, with increasingly amounts of free cash flow driving attractive quarterly dividend distribution to shareholders.

US$ 0.20
Quarterly Dividend
(Per share)

7.4 %
Dividend Yield[4]
(2Q23 LTM)

See notes and definitions at end of document

5

VINCI partners

Financial Highlights

Second Quarter 2023 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	Δ YoY(%)	2Q'22 YTD	2Q'23 YTD	Δ YoY(%)
Net revenue from management fees	89,271	95,877	92,769	4%	176,500	188,646	7%
Net revenue from advisory fees	6,659	4,468	14,050	111%	10,333	18,518	79%
Total Fee Related Revenues	**95,930**	**100,345**	**106,819**	**11%**	**186,833**	**207,164**	**11%**
Segment personnel expenses	(6,233)	(7,164)	(7,577)	22%	(12,782)	(14,741)	15%
Other G&A expenses	(4,178)	(3,458)	(5,036)	21%	(8,681)	(8,494)	(2)%
Corporate center expenses	(21,350)	(22,606)	(22,410)	5%	(40,111)	(45,016)	12%
Bonus compensation related to management and advisory	(17,267)	(18,062)	(21,049)	22%	(34,539)	(39,111)	13%
Total Fee Related Expenses	**(49,028)**	**(51,290)**	**(56,071)**	**14%**	**(96,113)**	**(107,361)**	**12%**
FEE RELATED EARNINGS (FRE)	**46,902**	**49,055**	**50,748**	**8%**	**90,720**	**99,803**	**10%**
FRE Margin (%)	*48.9%*	*48.9%*	*47.5%*		*48.6%*	*48.2%*	
FRE per share[1] (R$/share)	*0.84*	*0.90*	*0.94*	11%	*1.63*	*1.83*	13%
Net revenue from performance fees	3,839	1,963	10,765	180%	7,011	12,728	82%
Performance based compensation	(1,427)	(733)	(5,368)	276%	(2,459)	(6,101)	148%
PERFORMANCE RELATED EARNINGS (PRE)	**2,412**	**1,230**	**5,397**	**124%**	**4,552**	**6,627**	**46%**
PRE Margin (%)	*62.8%*	*62.7%*	*50.1%*		*64.9%*	*52.1%*	
(-) Unrealized performance fees	–	–	–	N/A	(636)	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	225	–	N/A
(+) Realized GP investment income	4,926	5,881	4,179	(15)%	6,971	10,060	44%
SEGMENT DISTRIBUTABLE EARNINGS	**54,240**	**56,166**	**60,324**	**11%**	**101,833**	**116,490**	**14%**
Segment DE Margin (%)	*51.8%*	*51.9%*	*49.5%*		*50.9%*	*50.7%*	
(+) Depreciation and amortization	976	1,778	2,028	108%	1,960	3,806	94%
(+) Realized financial income	20,001	20,089	30,183	51%	44,997	50,272	12%
(-) Leasing expenses	(2,400)	(2,631)	(2,517)	5%	(4,872)	(5,148)	6%
(-) Other financial expenses[2]	644	(3,900)	(5,540)	N/A	(492)	(9,440)	1,819%
(-) Non-operational expenses[3]	(962)	–	–	N/A	(6,071)	–	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(12,064)	(11,496)	(14,109)	17%	(23,665)	(25,605)	8%
DISTRIBUTABLE EARNINGS (DE)	**60,435**	**60,006**	**70,369**	**16%**	**113,690**	**130,375**	**15%**
DE Margin (%)	*48.5%*	*46.8%*	*46.3%*		*46.4%*	*46.5%*	
DE per share (R$/share)[4]	*1.09*	*1.10*	*1.30*	19%	*2.04*	*2.40*	17%
(+) Non-operational expenses[3] (including Income Tax effect)	635	–	–	N/A	5,072	–	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	**61,070**	**60,006**	**70,369**	**15%**	**118,762**	**130,375**	**10%**
Adjusted DE Margin (%)	*49.0%*	*46.8%*	*46.3%*		*48.4%*	*46.5%*	
Adjusted DE per share (R$/share)	*1.10*	*1.10*	*1.30*	18%	*2.13*	*2.40*	12%

See notes and definitions at end of document

7

Second Quarter 2023 Highlights

Financial Measures

- Fee-related revenues of R$106.8 million in the second quarter, up 11% year-over-year.
  - ✓ Management fees were R$92.8 million in the second quarter, up 4% year-over-year driven by fundraising across Private Markets' funds and the acquisition of Vinci SPS. Advisory fees totaled R$14.1 million in the second quarter, up 111% year-over-year.
- FRE was R$50.7 (R$0.94/share) million in the 2Q'23, up 8% year-over-year on an absolute basis and 11% year-over-year on an FRE per share basis.
- Adjusted Distributable Earnings ("Adjusted DE") of R$70.4 million (R$1.30/share) in the quarter, up 15% year-over-year on an absolute basis and 18% year-over-year on an Adjusted DE per share basis.
  - ✓ Adjusted DE was R$130.4 million (R$2.40/share) over the 2Q'23 YTD, an increase of 10% when compared to the 2Q'22 YTD.

Capital Metrics

- Total assets under management ("AUM") of R$64.9 billion, up 9% year-over-year.
  - ✓ Fee-Earning AUM ("FEAUM") of R$61.3 billion, up 10% year-over-year.
- Capital Subscription of R$2.8 billion over the 2Q'23 LTM.
- Capital Return of R$321 million in the quarter and R$1.2 billion over the 2Q'23 LTM.
- Appreciation of R$3.4 billion in the quarter and R$4.9 billion over the 2Q'23 LTM.
- Performance fee-eligible AUM ("PEAUM") of R$37.8 billion at the end of the quarter.
- Net cash and investments of R$1.2 billion (R$22.41/share) at the end of the quarter.

Capital Returned to Shareholders

- Quarterly dividend of US$0.20 per common share payable on September 08, 2023.
- Total capital used for share repurchases of R$24.1 million in the 2Q'23.

8

VINCI partners

9 18 22 3 3 7 8 28 33 2Q'22 2Q'23 5-10 Years 10+ Years Perpetual or quasi-perpetual 21 26 26 24 10 11 56 61 2Q'22 2Q'23 Private Markets IP&S Liquid Strategies 24 29 26 24 10 11 60 65 2Q'22 2Q'23 Private Markets IP&S Liquid Strategies We continue to see AUM expansion across the platform, with highlight to long - term products ▪ Total assets under management (AUM) of R$64.9 billion, up 9% year - over - year, driven by a combination of AUM appreciation, strong fundraising coming from Private Markets’ funds and the acquisition of Vinci SPS. ▪ Total Fee - Earning AUM (FEAUM) of R$61.3 billion, up 10% year - over - year. ▪ Total Long - Term AUM of R$33.1 billion in the 2Q’23, up 20% year - over - year. Long - Term AUM currently represents 51% of Vinci Partn ers’ total AUM, which translates into more predictable and recurring revenues. Fee - Earning AUM 2Q’23 vs 2Q’22 (R$bn) Long - Term AUM¹ 2Q’23 vs 2Q’22 (R$bn) + 9% + 10% + 20% See notes and definitions at end of document AUM 2Q’23 vs 2Q’22 (R$bn)

10 Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our platform is highly diversified across different strategies and clients 54 % of net revenues come from private market strategies ² 51 % of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 2Q’23 Net Revenues 2Q’23 LTM See notes and definitions at end of document AUM 2Q’23 45% 37% 18% 36% 23% 23% 9% 9% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles 54% 19% 20% 6%

Gross Accrued Performance Fees – Private Market Funds

Vinci holds a strong long-term upside from realization of performance fees in private market funds

- Performance fee receivable of R$180.6 million in the 2Q'23, up 16% quarter-over-quarter.
- The VCP strategy[1] in Private Equity accounted for R$161.4 million in accrued performance fees, or 89% of total performance fees.
- Vinci Partners had, as of 2Q'23, R$12 billion in performance eligible AUM coming from Private Markets' funds still within investment period.
- Accrued performance fees coming from the Infrastructure strategy are the only fees booked as unrealized in the company's balance sheet as of the second quarter of 2023, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's balance sheet yet.

Accrued Performance Fees (R$ mm)


155.2
25.4
0.0
180.6
1Q'23
Unrealized Performance Fees
Realized Distributions
2Q'23

Accrued Performance Fees by Strategy (%)


9%
R$180.6 mm
91%
Private Equity
Infrastructure

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$15.5 million as of the end of the second quarter of 2023 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$163.7 million and for the Infrastructure fund VIAS, of R$1.4 million, as of the end of the second quarter of 2023 have not been booked as unrealized performance fees in the company's balance sheet.

See notes and definitions at end of document

11

Fee Related Revenues

Management fees remain the main contributor to revenues, accounting for 86% of total revenues over the 2Q'23 YTD

- Fee related revenues totaled R$106.8 million in the quarter, up 11% year-over-year. This increase was attributed to a combination of organic and inorganic growth across Private Market strategies over the past twelve months, as well as stronger advisory fees in the quarter. Management fees accounted for R$92.8 million in the quarter, an increase of 4% year-over-year.
- Fee related revenues accounted for R$207.2 million over the 2Q'23 YTD, up 11% when compared to the 2Q'22 YTD. This growth was driven by higher levels of both management and advisory fees. Management fees totaled R$188.6 million over the 2Q'23 YTD, an increase of 7% when compared to the 2Q'22 YTD.

Fee Related Revenues 2Q'23 vs. 2Q'22 (R$mm)



+ 11%
96
7
89
107
14
93
2Q22
2Q23
Management fees
Advisory fees

Fee Related Revenues 2Q'23 YTD vs. 2Q'22 YTD (R$mm)



+ 11%
187
10
177
207
19
189
2Q22 YTD
2Q23 YTD
Management fees
Advisory fees

12

VINCI partners

13 19 26 21 22 6 8 4 5 50 61 2Q'22 2Q'23 Bonus compensation Corporate center Segment Personnel expenses Other G&A 37 45 40 45 13 15 9 8 99 113 2Q'22 YTD 2Q'23 YTD Bonus compensation Corporate center Segment Personnel expenses Other G&A Operating Expenses ▪ Total operating expenses of R$61.4 million in the quarter, up 22% year - over - year. Disregarding bonus compensation, total operati ng expenses totaled R$35.0 million, up 10% year - over - year, driven mostly by the incorporation of Vinci SPS. ▪ Total operating expenses of R$113.5 million during the 2Q’23 YTD, an increase of 15% when compared to the 2Q’22 YTD. Total Expenses 2Q’23 YTD vs. 2Q’23 YTD (R$mm) + 15% + 22% Total Expenses 2Q’23 vs. 2Q’22 (R$mm)

Fee Related Earnings (FRE)

- Fee Related Earnings (FRE) of R$50.7 million (R$0.94/share) in the quarter, up 8% year-over-year on an absolute basis and 11% year-over-year on an FRE per share[1] basis. This growth was primarily driven by a higher contribution from advisory fees in the quarter.
- FRE of R$99.8 million (R$1.83/share) in the 2Q'23 YTD, up 10% when compared to the 2Q'22 YTD. This increase is mainly attributed to the expansion of the Private Markets segment and revenues booked in the Financial Advisory segment in the 2Q'23.
- FRE Margin was 48% for the 2Q'23, a decrease of 1.4 percentage point when compared to the 2Q'22.

Fee Related Earnings 2Q'23 vs. 2Q'22 (R$mm)



% FRE margin
49%
48%
+ 8%
47
51
2Q'22
2Q'23

Fee Related Earnings 2Q'23 YTD vs. 2Q'22 YTD (R$mm)



49%
48%
+ 10%
91
100
2Q'22 YTD
2Q'23 YTD

	2Q'22		2Q'23	2Q'22 YTD		2Q'23 YTD
FRE per share[1]	R$0.84	+ 11% Per share	R$0.94	R$1.63	+ 13% Per share	R$1.83

See notes and definitions at end of document

14

15 2 5 2Q'22 2Q'23 5 7 2Q'22 YTD 2Q'23 YTD Performance Related Earnings (PRE) ▪ Performance related earnings (PRE) of R$5.4 million in the quarter, up 124% year - over - year, driven by the favorable market condi tions experienced during the 2Q’23. ▪ PRE¹ was R$6.6 million (R$0.12/share) over the 2Q’23 YTD, up 46% when compared to the 2Q’22 YTD. Performance Related Earnings 2Q’23 vs. 2Q’22 (R$mm) Performance Related Earnings 2Q’23 YTD vs. 2Q’22 YTD (R$mm) % PRE margin 52% 65% R$0.04 R$0.10 R$0.08 R$0.12 See notes and definitions at end of document 50% 63% + 46% + 124% + 129% Per share + 49% Per share PRE per share¹

Realized GP Investment and Financial income

- Realized GP Investment[1] and Financial income[2] of R$34.4 million in the 2Q'23, up 38% year-over-year, driven by realized gains in our liquid funds' portfolio.
- Realized GP Investment income of R$4.2 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$60.3 million over the 2Q'23 YTD , up 16% when compared to the 2Q'22 YTD.

Realized GP Investment[1] and Financial income[2] 2Q'23 vs 2Q'22 (R$mm)



+ 38%
25
5
20
34
4
30
2Q'22
2Q'23
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 2Q'23 YTD vs 2Q'22 YTD (R$mm)



+ 16%
52
7
45
60
10
50
2Q'22 YTD
2Q'23 YTD
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

16

Adjusted Distributable Earnings (DE)

- Adjusted Distributable Earnings (DE)[1] of R$70.4 million (R$1.30/share) in the quarter, up 15% year-over-year on an absolute basis and 18% year-over-year on an Adjusted DE per share[2] basis, boosted by a greater contribution from financial income, advisory and performance fees.
- Adjusted DE was R$130.4 million (R$2.40/share) in the 2Q'23 YTD, up 10% when compared to the 2Q'22 YTD.

Adjusted Distributable Earnings (DE) 2Q'23 vs. 2Q'22 (R$mm)



% Adjusted DE margin
49%
46%
+ 15%
61
70
2Q22
2Q23

Adjusted Distributable Earnings (DE) 2Q'23 YTD vs. 2Q'22 YTD (R$mm)



48%
47%
+ 10%
119
130
2Q22 YTD
2Q23 YTD

Adjusted DE per share[2]: R$1.10 → R$1.30 (+ 18% Per share); R$2.13 → R$2.40 (+ 12% Per share)

See notes and definitions at end of document

17

18 21.20 22.41 1Q'23 2Q'23 Net Cash and Investments per share 4 (R$/share) Share Repurchase Activity (in R$ million, unless mentioned) 1Q'23 2Q'23 Total Shares Repurchased (number of shares) 367,036 558,349 Total Capital Used for Share Repurchases 18.0 24.1 Remaining Share Repurchase Plan Authorization 71.8 47.8 Average Price Paid Per Share (US$) 9.4 8.7 (in R$ millions, unless mentioned) 1Q'23 2Q'23 Cash and cash equivalents¹ 101.2 154.0 Investments 1,183.5 1,189.2 Liquid funds² 873.1 827.1 GP Fund Investments³ 310.4 362.2 Debt Obligations 4 (124.8) (128.7) Net Cash and Investments 1,160.0 1,214.5 Net Cash and Investments per share 5 (R$/share) 21.20 22.41 Balance Sheet Highlights ▪ As of June 30, 2023, Vinci Partners had R$1.2 billion (R$22.41/share) in total net cash and investments, that comprise cash, cas h equivalents and investments (liquid funds and GP fund investments at fair value) net of debt obligations. ▪ Vinci Partners repurchased 558,349 shares in the quarter with an average share price of US$8.73. As of June 30, 2023, the com pan y had R$47.8 million remaining in its current authorized share repurchase plan. See notes and definitions at end of document

Segment Highlights

20 61% 15% 17% 7% Private Markets IP&S Liquid Strategies Financial Advisory 59% 16% 16% 8% Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$103.4 million over the 2Q’23 YTD, with 59% of FRE coming from Private Markets, followed by IP&S and Liquid Strategies both accounting for 16% and Financial Advisory for 8%. ▪ Segment Distributable Earnings, disregarding Vinci Retirement Services segment, were R$120.0 million over the 2Q’23 YTD, with 61 % coming from Private Markets’ strategies, followed by Liquid Strategies accounting for 17%, IP&S for 15% and Financial Advisory for 7%. Segment Distributable Earnings 2Q’23 YTD by Segment Fee Related Earnings (FRE) 2Q’23 YTD by Segment R$103 mm R$120 mm

21 Private Equity 46% Real Estate 21% Credit 18% Infrastructure 8% Vinci SPS 7% Private Markets' AUM (R$ thousands, unless mentioned) 2Q'22 1Q'23 2Q'23 ∆ YoY (%) 2Q'22 YTD 2Q'23 YTD ∆ YoY (%) Net revenue from management fees 47,654 58,432 57,842 21% 94,413 116,274 23% Net revenue from advisory fees 275 275 275 – 741 549 (26)% Total Fee Related Revenues 47,929 58,706 58,117 21% 95,154 116,823 23% Segment personnel expenses (2,923) (3,509) (3,719) 27% (5,659) (7,228) 28% Other G&A expenses (2,411) (1,438) (2,540) 5% (5,166) (3,978) (23)% Corporate center expenses (10,827) (13,018) (13,205) 22% (20,381) (26,223) 29% Bonus compensation related to management and advisory (7,426) (9,111) (8,817) 19% (14,733) (17,928) 22% Total Fee Related Expenses (23,587) (27,076) (28,281) 20% (45,939) (55,357) 21% FEE RELATED EARNINGS (FRE) 24,342 31,630 29,836 23% 49,215 61,466 25% FRE Margin (%) 50.8% 53.9% 51.3% 51.7% 52.6% Net revenue from performance fees 1,719 7 2,528 47% 2,359 2,535 7% Realized performance fees 1,719 7 2,528 47% 1,723 2,535 47% Unrealized performance fees – – – N/A 636 – N/A Performance based compensation (609) (3) (1,118) 84% (835) (1,121) 34% PERFORMANCE RELATED EARNINGS (PRE) 1,110 5 1,410 27% 1,524 1,414 (7)% PRE Margin (%) 64.6% 64.6% 55.8% 64.6% 55.8% ( - ) Unrealized performance fees – – – N/A (636) – N/A (+) Unrealized performance compensation – – – N/A 225 – N/A (+) Realized GP investment income 4,926 5,881 4,179 (15)% 6,971 10,060 44% SEGMENT DISTRIBUTABLE EARNINGS 30,377 37,516 35,425 17% 57,299 72,940 27% Segment DE Margin (%) 55.7% 58.1% 56.9% 56.1% 57.5% ASSETS UNDER MANAGEMENT (AUM R$millions) 23,998 28,198 29,367 22% 23,998 29,367 22% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions) 20,722 24,825 26,076 26% 20,722 26,076 26% AVERAGE MANAGEMENT FEE RATE (%) 0.90% 0.87% 0.85% 0.91% 0.86% Private Markets R$29 bn AUM ▪ Fee related earnings (FRE) of R$29.8 million in the quarter, up 23% year - over - year, a combination of strong fundraising efforts over the last twelve months and the acquisition of Vinci SPS. In the 1Q’23, management fees received a boost from retroactive fees coming from commitments signed for VCP IV, which did not oc cur in the 2Q’23. This effect was partially offset by the commitments signed for VICC that started to contribute to management fees in the 2Q’23. ▪ FRE was R$61.5 million over the 2Q’23 YTD, an increase of 25% when compared to the 2Q’22 YTD. ▪ Segment Distributable Earnings of R$35.4 million in the quarter, up 17% year - over - year. Segment DE was R$72.9 million over the 2 Q’23 YTD, an increase of 27% when compared to the 2Q’22 YTD, boosted by growth in FRE. ▪ Total AUM of R$29.4 billion in the quarter, an increase of 22% year - over - year, driven by strong fundraising across Private Equit y, Credit, Infrastructure and the acquisition of Vinci SPS.

Investment Products & Solutions

- Fee related earnings (FRE) of R$7.8 million in the quarter, down 32% year-over-year, a consequence of the shift in fundraising mix within the IP&S segment. Even though AUM remained stable year-over-year, the segment has been fundraising more significantly across the Separate Mandates strategy, which carry lower fees, contributing to the decrease in the average management fee rate. FRE was R$16.8 million over the 2Q'23 YTD, a decrease of 19% when compared to the 2Q'22 YTD.
- Performance related earnings (PRE) of R$0.7 million, up 62% year-over-year. PRE over the 2Q'23 YTD was R$1.2 million, an increase of 109% when compared to the 2Q'22 YTD.
- Segment Distributable Earnings of R$8.5 million in the quarter, down 29% year-over-year. Segment DE was R$18.0 million over the 2Q'23 YTD, a decrease of 16% when compared to the 2Q'22 YTD, that posted higher contribution from FRE.
- Total AUM of R$24.0 billion, down 6% year-over-year.

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	Δ YoY (%)	2Q'22 YTD	2Q'23 YTD	Δ YoY (%)
Net revenue from management fees	21,407	19,152	17,426	(19)%	41,304	36,579	(11)%
Net revenue from advisory fees	7	7	8	11%	14	15	9%
Total Fee Related Revenues	21,414	19,160	17,434	(19)%	41,317	36,594	(11)%
Segment personnel expenses	(1,078)	(1,154)	(1,575)	46%	(2,905)	(2,729)	(6)%
Other G&A expenses	(450)	(862)	(580)	29%	(1,050)	(1,442)	37%
Corporate center expenses	(4,864)	(4,267)	(3,978)	(18)%	(8,929)	(8,245)	(8)%
Bonus compensation related to management and advisory	(3,557)	(3,859)	(3,551)	(0)%	(7,712)	(7,410)	(4)%
Total Fee Related Expenses	(9,948)	(10,142)	(9,684)	(3)%	(20,596)	(19,827)	(4)%
FEE RELATED EARNINGS (FRE)	11,466	9,017	7,750	(32)%	20,721	16,767	(19)%
FRE Margin (%)	53.5%	47.1%	44.4%		50.2%	45.8%	
Net revenue from performance fees	820	790	1,490	82%	1,028	2,279	122%
Realized performance fees	820	790	1,490	82%	1,028	2,279	122%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(360)	(316)	(745)	107%	(444)	(1,061)	139%
PERFORMANCE RELATED EARNINGS (PRE)	460	474	745	62%	584	1,219	109%
PRE Margin (%)	56.1%	60.0%	50.0%		56.8%	53.5%	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,926	9,491	8,495	(29)%	21,305	17,986	(16)%
Segment DE Margin (%)	53.6%	47.6%	44.9%		50.3%	46.3%	
ASSETS UNDER MANAGEMENT (AUM R$millions)	25,659	24,216	24,041	(6)%	25,659	24,041	(6)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	25,545	24,050	23,940	(6)%	25,545	23,940	(6)%
AVERAGE MANAGEMENT FEE RATE (%)	0.38%	0.35%	0.32%		0.38%	0.33%	



IP&S AUM
Commingled Funds
9%
International
9%
Pension Plans
13%
R$24 bn
AUM
Separate
Mandates
69%

22

VINCI partners

Liquid Strategies

- Fee related earnings (FRE) of R$8.1 million in the quarter, down 15% year-over-year. This decrease can be attributed to a shift in the fee mix, as the macroeconomic landscape has been conductive to the expansion of Exclusive Mandates, which carry lower fees. FRE was R$16.5 million over the 2Q'23 YTD, a decrease of 17% compared to the 2Q'22 YTD.
- Performance related earnings (PRE) of R$3.2 million in the quarter, up 285% year-over-year. PRE was R$4.0 million over the 2Q'23 YTD, an increase of 63% when compared to the 2Q'22 YTD.
- Segment Distributable Earnings of R$11.3 million in the quarter, up 9% year-over-year, following higher contributions from performance fees. Segment Distributable Earnings was R$20.5 million over the 2Q'23 YTD, a decrease of 8% when compared to the 2Q'22 YTD, driven by a reduction in contributions from FRE.
- AUM was R$11.5 billion in the quarter, up 17% year-over-year. This growth was driven by favorable mark-to-market effects, which were concentrated in the latter part of the quarter. As a result, revenues are expected to benefit from the increased AUM throughout the next quarter.

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	Δ YoY (%)	2Q'22 YTD	2Q'23 YTD	Δ YoY (%)
Net revenue from management fees	20,210	18,293	17,492	(13)%	40,783	35,784	(12)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	20,210	18,293	17,492	(13)%	40,783	35,784	(12)%
Segment personnel expenses	(1,394)	(1,608)	(1,328)	(5)%	(2,778)	(2,936)	6%
Other G&A expenses	(780)	(710)	(861)	10%	(1,456)	(1,571)	8%
Corporate center expenses	(4,592)	(4,075)	(3,993)	(13)%	(8,795)	(8,069)	(8)%
Bonus compensation related to management and advisory	(3,922)	(3,471)	(3,244)	(17)%	(7,871)	(6,714)	(15)%
Total Fee Related Expenses	(10,688)	(9,864)	(9,426)	(12)%	(20,900)	(19,290)	(8)%
FEE RELATED EARNINGS (FRE)	9,522	8,429	8,066	(15)%	19,883	16,494	(17)%
FRE Margin (%)	47.1%	46.1%	46.1%		48.8%	46.1%	
Net revenue from performance fees	1,300	1,166	6,747	419%	3,625	7,913	118%
Realized performance fees	1,300	1,166	6,747	419%	3,625	7,913	118%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(459)	(415)	(3,505)	664%	(1,181)	(3,920)	232%
PERFORMANCE RELATED EARNINGS (PRE)	841	752	3,242	285%	2,444	3,994	63%
PRE Margin (%)	64.7%	64.5%	48.0%		67.4%	50.5%	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	10,363	9,180	11,308	9%	22,327	20,488	(8)%
Segment DE Margin (%)	48.2%	47.2%	46.7%		50.3%	46.9%	
ASSETS UNDER MANAGEMENT (AUM R$millions)	9,845	9,818	11,472	17%	9,845	11,472	17%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	9,708	9,614	11,278	16%	9,708	11,278	16%
AVERAGE MANAGEMENT FEE RATE (%)	0.78%	0.78%	0.70%		0.76%	0.74%	



Liquid Strategies' AUM
Hedge Funds
24%
R$11 bn AUM
Public Equities
76%

23

24 Financial Advisory ▪ Fee related earnings (FRE) of R$7.1 million in the quarter, up 119% year - over - year. ▪ FRE was R$8.6 million over the 2Q’23 YTD, an increase of 118% when compared to the 2Q’22 YTD. ▪ Segment Distributable Earnings over the 2Q’23 YTD were R$8.6 million, an increase of 118% year - over - year when compared to the 2Q ’22 YTD. (R$ thousands, unless mentioned) 2Q'22 1Q'23 2Q'23 ∆ YoY (%) 2Q'22 YTD 2Q'23 YTD ∆ YoY (%) Net revenue from management fees – – – N/A – – N/A Net revenue from advisory fees 6,378 4,186 13,768 116% 9,578 17,954 87% Total Fee Related Revenues 6,378 4,186 13,768 116% 9,578 17,954 87% Segment personnel expenses (530) (471) (525) (1)% (1,035) (996) (4)% Other G&A expenses (165) (74) (241) 46% (374) (315) (16)% Corporate center expenses (1,067) (1,130) (1,120) 5% (2,006) (2,251) 12% Bonus compensation related to management and advisory (1,350) (1,023) (4,735) 251% (2,208) (5,758) 161% Total Fee Related Expenses (3,112) (2,698) (6,622) 113% (5,623) (9,320) 66% FEE RELATED EARNINGS (FRE) 3,265 1,487 7,146 119% 3,956 8,634 118% FRE Margin (%) 51.2% 35.5% 51.9% 41.3% 48.1% SEGMENT DISTRIBUTABLE EARNINGS 3,265 1,487 7,146 119% 3,956 8,634 118% Segment DE Margin (%) 51.2% 35.5% 51.9% 41.3% 48.1%

Retirement Services

- Fee Related Earnings (FRE) of negative R$2.0 million in the quarter. FRE was negative R$3.6 million in the 2Q'23 YTD.
- VRS started to contribute to AUM numbers and management fee revenues this quarter.

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	Δ YoY (%)	2Q'22 YTD	2Q'23 YTD	Δ YoY (%)
Net revenue from management fees	–	0	9	N/A	–	9	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**–**	**0**	**9**	**N/A**	**–**	**9**	**N/A**
Segment personnel expenses	(308)	(422)	(429)	39%	(405)	(851)	110%
Other G&A expenses	(372)	(374)	(814)	119%	(635)	(1,188)	87%
Corporate center expenses	–	(115)	(112)	N/A	–	(227)	N/A
Bonus compensation related to management and advisory	(1,012)	(598)	(703)	(31)%	(2,014)	(1,300)	(35)%
Total Fee Related Expenses	**(1,692)**	**(1,509)**	**(2,058)**	**22%**	**(3,054)**	**(3,566)**	**17%**
FEE RELATED EARNINGS (FRE)	**(1,692)**	**(1,509)**	**(2,049)**	**21%**	**(3,054)**	**(3,558)**	**16%**
FRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	*N/A*	–	–	*N/A*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N/A**	**–**	**–**	**N/A**
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**(1,692)**	**(1,509)**	**(2,049)**	**21%**	**(3,054)**	**(3,558)**	**16%**
Segment DE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	–	–	15	N/A	–	15	N/A

25

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended June 30, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,587	7,095	24,216	2,361	5,137	4,964	2,723	–	2,149	62,232
(+/-) Capital Subscription / (capital return)	(27)	–	28	(21)	(108)	(33)	–	–	(98)	(260)
(+) Capital Subscription	*34*	–	*28*	–	–	–	–	–	–	*62*
(-) Capital Return	*(61)*	–	–	*(21)*	*(108)*	*(33)*	–	–	*(98)*	*(321)*
(+) Acquisitions	–	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	204	(884)	–	(4)	203	(36)	15	–	(502)
(+/-) Appreciation / (depreciation)	(50)	1,372	682	91	984	175	113	0	58	3,425
Ending Balance	13,511	8,672	24,041	2,431	6,008	5,308	2,800	15	2,108	64,895

For the Twelve Months Ended June 30, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,013	7,064	25,659	1,460	5,208	4,318	2,781	–	–	59,502
(+/-) Capital Subscription / (capital return)	587	–	55	867	(140)	453	–	–	(184)	1,639
(+) Capital Subscription	*777*	–	*55*	*944*	*284*	*699*	–	–	*47*	*2,806*
(-) Capital Return	*(190)*	–	*(0)*	*(77)*	*(423)*	*(246)*	–	–	*(231)*	*(1,167)*
(+) Acquisitions	–	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	191	(3,081)	–	(154)	263	(409)	15	–	(3,175)
(+/-) Appreciation / (depreciation)	(89)	1,417	1,408	105	1,095	275	428	0	237	4,875
Ending Balance	13,511	8,672	24,041	2,431	6,008	5,308	2,800	15	2,108	64,895

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended June 30, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	10,262	7,040	24,048	2,313	5,137	4,964	2,574	–	2,149	58,487
(+/-) Capital Subscription / (capital return)	(27)	–	28	(21)	(108)	(33)	–	–	(98)	(260)
(+) Capital Subscription	*34*	–	*28*	–	–	–	–	–	–	*62*
(-) Capital Return	*(61)*	–	–	*(21)*	*(108)*	*(33)*	–	–	*(98)*	*(321)*
(+) Acquisitions	–	–	–	–	–	–	–		–	–
(+/-) Net Inflow / (outflow)	–	204	(826)	–	(4)	203	(26)	15	–	(434)
(+/-) Appreciation / (depreciation)	33	1,379	690	91	984	175	108	0	58	3,517
Ending Balance	10,268	8,623	23,940	2,383	6,008	5,308	2,655	15	2,108	61,310

For the Twelve Months Ended June 30, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	9,797	7,002	25,545	1,399	5,208	4,318	2,706	–	–	55,975
(+/-) Capital Subscription / (capital return)	587	–	55	873	(140)	453	–	–	(184)	1,645
(+) Capital Subscription	*765*	–	*55*	*944*	*284*	*678*	–	–	*47*	*2,772*
(-) Capital Return	*(178)*	–	*(0)*	*(71)*	*(423)*	*(225)*	–	–	*(231)*	*(1,128)*
(+) Acquisitions	–	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	199	(3,025)	–	(154)	263	(463)	15	–	(3,167)
(+/-) Appreciation / (depreciation)	(116)	1,423	1,365	111	1,095	275	413	0	237	4,801
Ending Balance	10,268	8,623	23,940	2,383	6,008	5,308	2,655	15	2,108	61,310

27

VINCI partners

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	2Q'23	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	304.0	3.9%	7.3%	13.9%	22.8%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	384.8	3.9%	5.1%	8.5%	8.9%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	241.7	19.1%	16.0%	25.4%	12.3%	IPCA[6] + Yield IMA-B[7]	IPCA[6] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	896.1	19.3%	11.4%	16.6%	(12.1)%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	506.7	15.0%	7.3%	18.0%	(0.3)%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	1,734.1	3.6%	7.9%	10.4%	21.2%	IMA-B 5[7]	IMA-B 5[7]
Equilíbrio Strategy[3]	IP&S	2,787.6	3.7%	7.4%	9.9%	19.0%	IPCA[6]	-
Vinci Retorno Real FIM	IP&S	219.4	5.1%	10.5%	12.7%	26.2%	IMA-B[7]	IMA-B[7]
Vinci Crédito Imobiliário I	Credit	110.9	2.1%	5.8%	10.1%	18.7%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	841.6	6.6%	11.0%	13.9%	23.0%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Mult. Plus FIC FIM	Credit	124.3	3.6%	5.3%	13.0%	25.4%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	605.5	6.1%	8.4%	8.9%	17.6%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Credit	344.4	5.8%	4.5%	8.1%	22.1%	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	2,209.5	20.1%	18.0%	29.3%	31.7%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,654.2	28.0%	15.8%	26.4%	19.7%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	772.9	21.8%	3.1%	16.1%	(4.3)%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate / Credit (listed REIT)	64.8	23.6%	22.3%	29.6%	17.5%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	223.9	42.1%	12.5%	31.5%	14.9%	IFIX[8]	IPCA[6] + 6%
VCRI11	Real Estate / Credit (listed REIT)	153.1	9.6%	4.1%	8.6%	5.1%	IFIX[8]	IPCA[6] + X[9]%
VICA11	Real Estate / Credit (REIT)	374.5	0.0%	(0.3)%	1.3%	1.3%	IFIX[8]	CDI[4]+ 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	59.3	12.7%	12.6%	14.9%	26.8%	IFIX[8]	IFIX[8]
VIGT11	Infrastructure (listed)	656.0	16.4%	15.9%	25.3%	20.2%	-	-

Benchmark	2Q'23	YTD	12 M	24 M
IBOV[5]	15.9%	7.6%	19.8%	(6.9)%
CDI[4]	3.1%	6.5%	13.5%	23.4%
IMA-B 5[7]	2.5%	7.0%	10.2%	21.3%
IPCA[6] + Yield IMA-B[7]	2.5%	6.2%	10.1%	29.5%
IPCA[6]	0.8%	2.9%	3.2%	15.4%
IFIX[8]	14.3%	10.1%	12.9%	14.5%

See notes and definitions at end of document

28

Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	134	5,199	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,880	2,044	2,146	4,190	2.2x	1.1x	11.3%	1.6%
VCP III	Private Equity	2018	4,000	2,182	34	3,803	3,837	1.7x	1.6x	35.4%	28.0%
VCP IV	Private Equity	2022	1,263	–	–	–	–	–	–	–	–
VCP Strategy[2]	**Private Equity**		**8,878**	**5,268**	**7,143**	**6,083**	**13,226**	**2.5x**	**2.2x**	**64.7%**	**70.2%**
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	93	144	237	1.8x	1.5x	20.3%	12.7%
VIR IV	Private Equity	2020	1,000	314	151	273	424	1.4x	1.4x	30.2%	36.2%
VIR Strategy[3]	**Private Equity**		**1,276**	**461**	**270**	**417**	**687**	**1.5x**	**1.5x**	**22.7%**	**28.4%**
SPS I	Vinci SPS	2018	128	178	173	129	302	1.7x	1.4x	25.7%	19.6%
SPS II	Vinci SPS	2020	671	1,003	599	838	1,436	1.4x	1.4x	27.6%	32.3%
SPS III	Vinci SPS	2021	1,070	447	83	468	550	1.2x	1.4x	31.1%	44.4%
Vinci SPS Strategy[4]	**Vinci SPS**		**1,869**	**1,628**	**855**	**1,434**	**2,289**	**1.4x**	**1.4x**	**27.6%**	**29.9%**
FIP Transmissão[5]	Infrastructure	2017	211	104	255	119	374	3.6x	2.7x	60.7%	45.1%
VIAS[6]	Infrastructure	2021	386	350	–	409	409	1.2x	1.2x	27.9%	29.1%
VICC[7]	Infrastructure	2023	944	–	–	–	–	–	–	–	–
VFDL[8]	Real Estate	2021	422	146	4	169	173	1.2x	1.3x	18.7%	27.5%
Vinci Credit Infra[9]	Credit	2022	1,400	153	–	167	167	1.1x	1.1x	NM	NM

See notes and definitions at end of document

29

VINCI partners

30 Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q’22 4Q’22 1Q’23 2Q’23 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 60,435 72,842 55,792 60,006 70,369 Distributable Earnings (US$)¹ 19,397 11,377 13,637 10,615 11,795 14,281 10,618 11,994 14,290 DE per Common Share (US$)² 0.34 0.20 0.24 0.19 0.21 0.26 0.19 0.22 0.26 Actual Dividend per Common Share³ 0.30 0.16 0.20 0.17 0.17 0.20 0.17 0.16 0.20 Record Date Sep 01, 2021 Dec 01, 2021 Mar 10, 2022 May 24, 2022 Aug 25, 2022 Nov 23, 2022 Mar 01, 2023 May 25, 2023 Aug 24, 2023 Payable Date Sep 16, 2021 Dec 16, 2021 Mar 24, 2022 Jun 08, 2022 Sep 09, 2022 Dec 08, 2022 Mar 15, 2023 Jun 09, 2023 Sep 08, 2023 ▪ Vinci Partners generated R$1.30 or US$0.26¹ of Distributable Earnings per common share for the second quarter of 2023. ▪ The company declared a quarterly dividend of US$0.20² per common share to record holders as of August 24, 2023; payable on Se pte mber 08 , 2023. See notes and definitions at end of document

31 Share Summary ▪ Common Shares Outstanding as of quarter end of 54,196,959 shares. x Repurchased 558,349 common shares in the quarter, with an average share price of US$8.7. x Repurchased 2,758,237 common shares since the announcement of the first share repurchase plan, with an average share price of US $10.9. x The second share repurchase plan was replaced by a new share repurchase plan initiated on February 14 th , 2023, limited to R$60 million. x Available authorization remaining was R$47.8 million on June 30, 2023. VINP Shares 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 2Q'22 3Q'22 4Q'22 1Q23 2Q’23 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A¹ 42,447,349 42,270,694 42,097,179 41,689,338 41,363,077 41,112,717 40,892,619 40,614,497 40,247,461 39,730,720 Common Shares 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 55,578,956 55,358,858 55,080,736 54,713,700 54,196,959 See notes and definitions at end of document

GP Commitment in Vinci Partners funds

- As of June 30, 2023, the company had R$1.1 billion in capital commitments signed to proprietary funds.
- Total GP Investments marked at fair value of R$362.2 million as of June 30, 2023.

(R$ millions, unless mentioned)	Segment	2Q'23 Commitments	Total Capital Committed	2Q'23 Capital Called	Total Capital Called	Capital Returned/Dividends Paid (2Q'23)	Accumulated Capital Returned/Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	0.0	3.1	–	1.6	2.6
VCP III	Private Equity	–	3.1	0.2	2.8	–	–	3.8
VIR IV	Private Equity	–	11.1	0.8	4.7	0.7	1.7	3.6
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[1]	Infrastructure	–	29.5	–	8.9	–	20.9	10.2
FIP Infra Transmissão[1]	Infrastructure	–	10.5	–	3.4	–	6.6	2.9
VIAS	Infrastructure	–	50.0	–	27.8	–	–	33.9
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	5.0	11.3	–	–	10.6
VICC	Infrastructure	–	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	10.6	33.3	–	–	36.6
VIUR	Real Estate	–	67.3	–	67.3	1.5	11.9	56.4
VINO	Real Estate	–	50.0	–	50.0	0.8	5.1	42.6
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	20.7
VCS	Real Estate/Credit	–	80.0	–	80.0	2.8	14.3	72.7
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate/Credit	–	23.0	–	23.0	0.8	2.6	22.8
Vinci Crédito Infra Institucional	Credit	–	100.0	–	7.7	–	–	8.4
VSP FIM	IP&S	–	50.0	1.2	8.8	–	–	10.1
VINCI PIPE	Public Equities	–	25.0	–	25.0	–	–	24.3
Total		–	1,067.8	17.9	374.1	6.6	65.2	362.2

See notes and definitions at end of document

32

Significant exposure to performance fee-eligible AUM

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	**AUM R$mm**	**Index type**	**Index Rate**	**Status**
Offshore Vehicles	3,692	Preferred Return w/ Catch- Up[3]	USD + 8%	Within investment period
Onshore Vehicles	3,314	Preferred Return w/ Catch- Up[3]	IPCA[2] + 8%	Within investment period
Nordeste III	228	Preferred Return w/ Catch- Up[3]	IPCA[2] + 8.5%	Currently generating performance
Teman Pier	140	Preferred Return w/ Catch- Up[3]	IPCA[2] + 5%	Within investment period
Others	3,196			Not expected to pay performance
Total Private Equity	**10,570**			
Vinci Valorem	1,912	Hurdle[4]	IMAB 5[6]	Currently generating performance
Separate Mandates	1,586	Hurdle[4]	IBOV[7] + alpha	Currently generating performance
International[1]	1,239			Currently generating performance
Commingled Funds	655	Hurdle[4]	IBOV[7] + alpha	Currently generating performance
VSP	210	Preferred Return w/ Catch- Up[3]	IPCA[2] + 8%	Currently generating performance
Others	2,341			Currently generating performance
Total IP&S	**7,944**			
SWF	4,517	Hurdle[4]	FTSE[8]	Currently generating performance
Mosaico Strategy	952	Hurdle[4]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	507	Hurdle[4]	IBOV[7]	Currently generating performance
Others	723			Currently generating performance
Total Public Equities	**6,699**			
Listed REITs	2,669	Hurdle[4]	IPCA[2] + 6%	Currently generating performance
VFDL	436	Preferred Return[5]	IPCA[2] + 6%	Within investment period
FOF Strategy	99	Hurdle[4]	IFIX[9]	Currently generating performance
Others	234			Currently generating performance
Total Real Estate	**3,438**			
VCI II	842	Preferred Return[5]	IPCA[2] + 6%	Within investment period
VES	606	Preferred Return[5]	IPCA[2] + 6%	Within investment period
VCM FIM	367	Preferred Return[5]	IPCA[2] + 5%	Within investment period
Energia FIM	397	Hurdle[4]	CDI[10]	Currently generating performance
VCS	108	Hurdle[4]	IPCA[2] + 5%	Within investment period
VCI I	111			Not expected to pay performance
FOF Strategy	26	Hurdle[4]	IFIX[9]	Currently generating performance
VCE	390	Hurdle[4]	CDI[10]	Currently generating performance
Others	969			Currently generating performance
Total Credit	**3,815**			
Atlas Strategy	445	Hurdle[4]	CDI[10]	Currently generating performance
Vinci Multiestratégia	304	Hurdle[4]	CDI[10]	Currently generating performance
Vinci Total Return	443	Hurdle[4]	IPCA[2] + Yield IMAB[11]	Currently generating performance
Others	1,275			Currently generating performance
Total Hedge Funds	**2,466**			
VIAS	424	Preferred Return[5]	IPCA[2] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[5]	IPCA[2] + 6%	Within investment period
FIP Infra Transmissão	58	Preferred Return[5]	IPCA[2] + 8%	Currently generating performance
VICC	928	Preferred Return[5]	IPCA[2]	Within investment period
Others	156			Not expected to pay performance
Total Infrastructure	**1,716**			
Special Situations	1,135	Preferred Return[5]	CDI[10]	Within investment period
Total Vinci SPS	**1,135**			
PEAUM TOTAL	**37,783**			

See notes and definitions at end of document

- Total Performance fee eligible AUM (PEAUM) of R$37.8 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$12 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



PEAUM
R$38 bn
28%
21%
18%
10%
9%
6%
5%
3%
Private Equity
IP&S
Public Equities
Credit
Real Estate
Hedge Funds
Infrastructure
Vinci SPS

33

VINCI partners

Reconciliations and Disclosures

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	Δ YoY(%)	2Q'22 YTD	2Q'23 YTD	Δ YoY (%)
REVENUES							
Net revenue from management fees	89,271	95,877	92,769	4%	176,500	188,646	7%
Net revenue from performance fees	3,839	1,963	10,765	180%	7,011	12,728	82%
Realized performance fees	*3,839*	*1,963*	*10,765*	*180%*	*6,375*	*12,728*	*100%*
Unrealized performance fees	–	–	–	*N/A*	*636*	–	*N/A*
Net revenue from advisory	6,659	4,468	14,050	111%	10,333	18,518	79%
Total net revenues from services rendered	**99,769**	**102,308**	**117,584**	**18%**	**193,844**	**219,892**	**13%**
EXPENSES							
Bonus related to management and advisory	(17,267)	(18,062)	(21,049)	22%	(34,539)	(39,111)	13%
Performance based compensation	(1,427)	(733)	(5,368)	276%	(2,459)	(6,101)	148%
Realized	*(1,427)*	*(733)*	*(5,368)*	*276%*	*(2,234)*	*(6,101)*	*173%*
Unrealized	–	–	–	*N/A*	*(225)*	–	*N/A*
Total compensation and benefits	**(18,694)**	**(18,795)**	**(26,417)**	**41%**	**(36,997)**	**(45,212)**	**22%**
Segment personnel expenses	(6,233)	(7,164)	(7,577)	22%	(12,782)	(14,741)	15%
Other general and administrative expenses	(4,178)	(3,458)	(5,036)	21%	(8,681)	(8,494)	(2)%
Corporate center expenses	(21,350)	(22,606)	(22,410)	5%	(40,111)	(45,016)	12%
Total expenses	**(50,455)**	**(52,023)**	**(61,439)**	**22%**	**(98,571)**	**(113,462)**	**15%**
Operating profit	**49,314**	**50,285**	**56,145**	**14%**	**95,273**	**106,430**	**12%**
OTHER ITEMS							
GP Investment income	(7,211)	(20,200)	34,651	N/A	(11,380)	14,451	N/A
Realized gain from GP investment income	*4,926*	*5,881*	*4,179*	*(15)%*	*6,971*	*10,060*	*44%*
Unrealized gain from GP investment income	*(12,137)*	*(26,081)*	*30,472*	*N/A*	*(18,351)*	*4,391*	*N/A*
Financial income	21,193	20,089	30,183	42%	45,901	50,272	10%
Realized gain from financial income	*20,001*	*20,089*	*30,183*	*51%*	*44,997*	*50,272*	*12%*
Unrealized gain from financial income	*1,192*	–	–	*N/A*	*904*	–	*N/A*
Leasing expenses	(2,400)	(2,631)	(2,517)	5%	(4,872)	(5,148)	6%
Other items[1]	644	151	(11,573)	N/A	(492)	(11,422)	2,222%
Share Based Plan	(2,468)	(2,107)	(3,493)	42%	(3,204)	(5,600)	75%
Non-operational expenses[2]	(962)	–	–	N/A	(6,071)	–	N/A
Total Other Items	**8,796**	**(4,698)**	**47,251**	**437%**	**19,882**	**42,553**	**114%**
Profit before income taxes	**58,109**	**45,587**	**103,396**	**78%**	**115,154**	**148,983**	**29%**
(-) Income taxes[3]	(11,711)	(12,881)	(11,844)	1%	(23,450)	(24,725)	5%
NET INCOME	**46,398**	**32,706**	**91,552**	**97%**	**91,704**	**124,258**	**35%**
(+) Non-operational expenses[2] including income tax related to realized expense	635	–	–	N/A	5,072	–	N/A
(-) Contingent consideration adjustment related to acquisitions[4]	–	(2,674)	4,804		–	2,130	
ADJUSTED NET INCOME	**47,033**	**30,032**	**96,356**	**105%**	**96,775**	**126,388**	**31%**

See notes and definitions at end of document

35

VINCI partners

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	2Q'22 YTD	2Q'23 YTD
OPERATING PROFIT	**49,314**	**50,285**	**56,145**	**95,273**	**106,430**
(-) Net revenue from realized performance fees	(3,839)	(1,963)	(10,765)	(6,375)	(12,728)
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
(+) Compensation allocated in relation to performance fees	1,427	733	5,368	2,459	6,101
FEE RELATED EARNINGS (FRE)	**46,902**	**49,055**	**50,748**	**90,720**	**99,803**
OPERATING PROFIT	**49,314**	**50,285**	**56,145**	**95,273**	**106,430**
(-) Net revenue from management fees	(89,271)	(95,877)	(92,769)	(176,500)	(188,646)
(-) Net revenue from advisory	(6,659)	(4,468)	(14,050)	(10,333)	(18,518)
(+) Bonus related to management and advisory	17,267	18,062	21,049	34,539	39,111
(+) Personnel expenses	6,233	7,164	7,577	12,782	14,741
(+) Other general and administrative expenses	4,178	3,458	5,036	8,681	8,494
(+) Corporate center expenses	21,350	22,606	22,410	40,111	45,016
PERFORMANCE RELATED EARNINGS (PRE)	**2,412**	**1,230**	**5,397**	**4,552**	**6,627**
OPERATING PROFIT	**49,314**	**50,285**	**56,145**	**95,273**	**106,430**
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	225	–
(+) Realized gain from GP investment income	4,926	5,881	4,179	6,971	10,060
SEGMENT DISTRIBUTABLE EARNINGS	**54,240**	**56,166**	**60,324**	**101,833**	**116,490**
NET INCOME	**46,398**	**32,706**	**91,552**	**91,704**	**124,258**
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
(+) Income tax from unrealized performance fees	–	–	–	73	–
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	225	–
(-) Unrealized gain from GP investment income	12,137	26,081	(30,472)	18,351	(4,391)
(+) Income tax on unrealized gain from GP investment income	(55)	–	10	(55)	10
(-) Unrealized gain from financial income	(1,192)	–	(0)	(904)	(0)
(-) Income tax on unrealized gain from financial income	(65)	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	–	(2,674)	4,804	–	2,130
(+) Depreciation and amortization	976	1,778	2,028	1,960	3,806
(+) Share Based Plan	2,468	2,107	2,248	3,204	4,355
(-) Income Taxes on Share Based Plan	(233)	8	199	(233)	207
(+) Non-operational expenses including income tax related to realized expense	635	–	–	5,072	–
ADJUSTED DISTRIBUTABLE EARNINGS	**61,070**	**60,006**	**70,369**	**118,762**	**130,375**
TOTAL NET REVENUE FROM SERVICES RENDERED	**99,769**	**102,308**	**117,584**	**193,844**	**219,892**
(-) Net revenue from realized performance fees	(3,839)	(1,963)	(10,765)	(6,375)	(12,728)
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**95,930**	**100,345**	**106,819**	**186,833**	**207,164**

36

VINCI partners

37 Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 2Q'22 2Q'23 2Q'22 YTD 2Q'23 YTD Profit (loss) before income taxes 58,109 103,396 115,154 148,983 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (19,757) (35,154) (39,152) (50,654) Reconciliation adjustments: Expenses not deductible (9) (2) (27) (64) Tax benefits 30 7 65 42 Share based payments (70) (224) (156) (253) Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 7,951 23,410 15,665 26,072 Other additions (exclusions), net 144 119 155 132 Income taxes expenses (11,711) (11,844) (23,450) (24,725) Current (12,886) (14,605) (25,557) (27,122) Deferred 1,175 2,761 2,107 2,397 Effective tax rate 20% 11% 20% 17%

38 17.8 21.1 5.4 8.7 2.0 3.2 3.2 16.0 17.3 1.4 8.9 1.0 3.6 2.3 General and Administrative Expenses 2Q 2022 (R$mm) 2Q 2023 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$50.5 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$61.4 mm + 22%

39 Liabilities and equity 3/31/2023 6/30/2023 Current liabilities Trade payables 521 438 Deferred Revenue 17,219 – Leases 24,381 24,381 Accounts payable 6,201 7,338 Labor and social security obligations 25,228 52,689 Loans and Obligations 10,323 22,207 Taxes and contributions payable 16,110 19,292 Total current liabilities 99,983 126,345 Non - current liabilities Accounts payable – – Leases 58,144 54,085 Labor and social security obligations 3,120 2,906 Loans and Obligations 158,908 158,206 Deferred taxes 9,720 7,423 Retirement plans liabilities 13,401 229,892 236,021 Total liabilities 329,875 362,366 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,379,255 Treasury shares (132,966) (154,247) Retained Earnings 65,032 113,122 Other reserves 25,186 25,556 1,339,305 1,363,701 Non - controlling interests in the equity of subsidiaries 2,982 2,793 Total equity 1,342,287 1,366,494 Total liabilities and equity 1,672,162 1,728,860 Balance Sheet Assets 3/31/2023 6/30/2023 Current assets Cash and cash equivalents 101,202 153,992 Cash and bank deposits 22,928 31,403 Financial instruments at fair value through profit or loss 78,274 122,589 Financial instruments at fair value through profit or loss 1,177,357 1,182,812 Trade receivables 60,352 66,312 Sub - leases receivable 1,587 3,909 Taxes recoverable 1,766 1,921 Other assets 20,150 14,505 Total current assets 1,362,414 1,423,451 Non - current assets Financial instruments at fair value through profit or loss 6,181 6,423 Trade receivables 17,116 16,904 Sub - leases receivable 1,080 3,149 Taxes recoverable 3,497 294 Deferred taxes 10,257 10,721 Other receivables 947 928 39,078 38,419 Property and equipment 11,728 12,980 Right of use - Leases 67,165 60,054 Intangible assets 191,777 193,956 Total non - current assets 309,748 305,409 Total Assets 1,672,162 1,728,860

Notes and Definitions

- **Notes to page 5**

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

(2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters.

(3) Adjusted Distributable Earnings per share is calculated as Distributable Earnings excluding non-operational expenses, considering the number of outstanding shares at the end of each quarter. Year-to-date values are calculated as the sum of the last two quarters.

(4) LTM Dividend Yield is calculated considering 0.73 dividend/share for LTM and US$9.89/share as of August 08th,2023.

- **Notes to page 7**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters.

(2) Other financial expenses include the interest related to Vinci SPS' acquisition.

(3) Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization.

(4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters.

- **Notes to page 9**

(1) Long-term AUM includes funds with lockups for at least five years to quasi-perpetual capital commitments.

- **Notes to page 10**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Credit, Infrastructure and Vinci SPS.

- **Notes to page 11**

(1) Accrued performance fees for the VCP offshore are as of 1Q'23. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund's administrator.

- **Notes to page 14**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters.

- **Notes to page 15**

(1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters.

40

Notes and Definitions (cont'd.)

- **Notes to page 16**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

- **Notes to page 17**

(1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non-operational expenses.

(2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters.

- **Notes to page 18**

(1) Cash and cash equivalents include certificate of deposits and federal bonds. Certificate of deposits are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.5% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2) Liquid funds' value are calculated as investment at fair value as of June 30, 2023, in liquid funds from Vinci Partners' public equities, hedge funds, credit segments and listed REITs. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For more detail, see 2Q'23 Financial Statements filed within the SEC on August 10, 2023.

(3) GP Fund Investments include Vinci Partners' GP investments in private market funds and other closed-end funds across Liquid Strategies and IP&S segments with long-term lockups, calculated at fair value as of June 30, 2023. For more detail, please see slide 32 and the Financial Statements filed within the SEC on August 10, 2023.

(4) Debt obligations include commercial notes and consideration payable. For more detail, see 2Q'23 Financial Statements filed within the SEC on August 10, 2023.

(5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter.

- **Notes to page 28**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

(2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM.

(3) Equilibrio Strategy incudes the IP&S Family of pension plans.

(4) CDI is an average of interbank overnight rates in Brazil (daily average for the period).

(5) Brazil stock market most relevant index.

(6) IPCA is a broad consumer price index measured by the IBGE.

(7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

(8) IFIX is an index composed by listed REITs in the Brazilian stock Market.

41

VINCI partners

42 Notes and Definitions (cont’d.) (9) If IMAB 5 Average is: i. less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. greater or equal to 5%, X= IMAB 5 Average ▪ Notes to page 29 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 1Q’ 23, due to fund’s administrator timeline to disclose the quarterly markup of the fund. (3) Track record for VIR strategy is presented as of 1Q’23, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (4) Track record for Vinci SPS strategy is presented as of 2Q’23. (5) Track record for FIP Infra is presented as of 1Q’23. (6) Track record for VIAS is presented as of 1Q’23. (7) Track record for VICC is presented as of 1Q’23. (8) Track record for VFDL is presented as of 2Q’23. (9) Track record for Vinci Credit Infra is presented as of 2Q’23. ▪ Notes to page 30 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4.9245, as of August 08, 2023, wh en dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 31 (1) As of June 30, 2023, Public Float was comprised of 12,809,281 Class A common shares. ▪ Notes to page 32 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the f und, which is already in divestment period. ▪ Notes to page 33 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

43 Notes and Definitions (cont’d.) (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause . (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. ▪ Notes to page 35 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to ac quisitions. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization. (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On June 30, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair va lue. The variation was recognized as a loss in the financial result. ▪ Notes to page 37 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's five segments (Private Markets, Liquid Strategies, Investment Products and Solutions, Retirement Services and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

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VINCI partners

45 Notes and Definitions (cont’d.) ▪ “Net revenue from Fund Management and Advisory” is a performance measure that we use to assess our ability to generate profit s f rom our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Ad vis ory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

Funds/strategies' descriptions

- Vinci Multiestratégia: The fund seeks to achieve long-term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks.
- Vinci Atlas: The fund seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration.
- Vinci Mosaico FIA: Public Equities' long only flagship strategy. The strategy seeks to achieve long-term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis.
- Vinci Gas Dividendos: Public Equities' dividends flagship strategy. The strategy seeks to achieve long-term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market.
- Vinci Total Return: The fund seeks to achieve medium and long-term returns by investing most of its capital in the Brazilian stock market, through bottom up and top-down strategies.
- Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives.
- Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation.
- Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities.
- Vinci Crédito Imobiliário I: The fund seeks to achieve long-term returns by investing in real estate mortgage-backed credit security bonds.
- Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds.
- VISC11: Shopping malls listed REIT, focused on acquiring income-generating shopping malls in Brazil.
- VILG11: Industrial listed REIT focused on acquiring mature income-generating industrial properties in Brazil.
- VINO11: Listed REIT focused on acquiring mature income-generating boutique office real estate assets in Brazil.
- VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage-backed credit security bonds.
- VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.
- VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strategies.
- VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil.
- Vinci FOF Imobiliário: Fund of Funds that invests in other listed REITs, combining income with capital gain.

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Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 New York